FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI, MAHARASHTRA, MUMBAI 400 001
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

YES                   NO   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

YES                   NO   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

YES                   NO   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

                       Item

                       1. Form 6-K dated August 28, 2007 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                    TATA MOTORS LIMITED
                            Dated: August 28, 2007     By: /s/ Hoshang K Sethna
                                             Name :         Hoshang K Sethna
                                             Title:         Company Secretary

                                                                                    Item 1
                                                                 TATA MOTORS LIMITED
                                                                 BOMBAY HOUSE,
                                                                 24, HOMI MODY STREET,
                                                                 MUMBAI 400 001

Appointment of Additional Director

Pursuant to Clause 30 of the Listing Agreement, we would like to inform you of the appointment of Dr R A Mashelkar, Independent Director as an Additional Director of the Company with immediate effect. Attached hereto is a brief profile of Dr Mashelkar.

Dr. R.A. Mashelkar is currently occupying the Presidentships of Indian National Science Academy (INSA), National Innovation Foundation, Institution of Chemical Engineers, UK and of Global Research Alliance, a network of 60,000 scientists from five continents. Prior to this Dr. Mashelkar served as the Director General of Council of Scientific and Industrial Research (CSIR), with thirty-eight laboratories and about 20,000 employees for over eleven years. His leadership transformed CSIR into a user focussed, performance driven and accountable organization Dr. Mashelkar is only the third Indian engineer to have been elected as Fellow of Royal Society (FRS), London in the twentieth century. He was elected Foreign Associate of National Academy of Science (USA) in 2005, only the 8th Indian since 1863 to be so elected. He was elected Foreign Fellow of US National Academy of Engineering (2003), Fellow of Royal Academy of Engineering, U.K. (1996), and Fellow of World Academy of Art & Science, USA (2000). Twenty-six universities have honoured him with honorary doctorates, which include Universities of London, Salford, Pretoria, Wisconsin and Delhi. In 1998, Dr. Mashelkar won the JRD Tata Corporate Leadership Award, the first scientist to win it. He received the 'Stars of Asia' Award (2005) at the hands of George Bush (Sr.), the former President of USA. He was the first Asian Scientist to receive it. Dr. Mashelkar has been propagating a culture of innovation and balanced intellectual property rights regime for over a decade. It was through his sustained and visionary campaign that growing awareness of Intellectual Property Rights (IPR) has dawned on Indian academics, researches and corporates. In the post-liberalized India, Dr. Mashelkar has played a critical role in shaping India's S&T policies. He was a member of the Scientific Advisory Council to the Prime Minister and also of the Scientific Advisory Committee to the Cabinet set up by successive governments. The President of India honoured Dr. Mashelkar with Padmashri (1991) and with Padmabhushan (2000).

All statements contained in herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

For further press queries please contact Mr D Ray at +91 22 6665 7209 or email at : debasis.ray@tatamotors.com.